PEARSON

02 JUN -5 AM 11:45

PEARSON PLC

80 STRAND
LONDON WC2R ORL



02034659

24 May 2002

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Five Forms G88(2) - Return of Allotments of Shares

2. Press Releases –
   - ***John Marcom appointed President ....***
   - ***Nicholas Evans agrees to publish his next ....***
   - ***NCS Pearson wins Maryland online.........***

SUPPL

3. One form Schedule 11 – Notification of Interests of Directors

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

Julia Casson
Company Secretary

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

H:\AbrahamC\CA\ADR.SEC.doc

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

02 JUN -5 AM 11:15

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	01	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2,124		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.872		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Corporate Nominee Ltd Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,124
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Julie Case **Date** 23/5/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars

The Causeway Worthing BN99 6DA

ESP ExC/JN/4191

Tel 01903 [illegible]

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	53723
Company name in full	PEARSON PLC
	Page 1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	05	2002			

Class of shares *(ordinary or preference etc)*	**ORDINARY**		
Number allotted	3,331		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	826p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London UK Postcode WC2R 0RL	Class of shares allotted Ordinary	Number allotted 3,331
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 23/5/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/4173/4191
Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	09	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	849		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.872		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Corporate Nominee Ltd Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 849
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed June Cosse **Date** 21/5/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing BN99 6DA
ESP ExC/JN/4288

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 53723

Company name in full PEARSON PLC

Page 1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	143	193	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	5.446p	5.728p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Address 12 Tokenhouse Yard participant id 142CN a/c designation ESOS London **UK Postcode:** EC2R 7AN	Class of shares allotted Ordinary	Number allotted 336
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 21/5/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/CN/4406 Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC
	Page 1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	09	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	518		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	845p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London UK Postcode WC2R 0RL	Class of shares allotted Ordinary	Number allotted 518
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Jim Coxe **Date** 21/5/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/4288 Tel 01903-833692
DX number DX exchange

JOHN MARCOM APPOINTED PRESIDENT OF THE FINANCIAL TIMES IN THE U.S.

03-05-2002

The *Financial Times* has announced it has named John Marcom as President of the *Financial Times* in the U.S. He will take full responsibility for the integrated print and on-line commercial operations of the *Financial Times* for an area that includes the U.S., Canada and Latin America.

John Marcom has more than 20 years experience in the international media industry. His previous roles include seven years at Time Inc., most recently as President of Time Inc. International in London, and Senior Vice President of Worldwide Revenue/Media Strategies at AtomShockwave Corp, a West Coast entertainment provider for businesses and consumers in emerging media channels.

Olivier Fleurot, Managing Director of the *Financial Times*, said: "I am delighted to appoint John as the FT's U.S. President. He has a strong track record in the global multi-media industry and will bring strong leadership, strategic vision and hands-on operational excellence to one of our most important markets. We have established an impressive presence in the U.S. over the last four years and John is the right person to drive our next phase of growth, and develop and strengthen our newly integrated, multi-channel business in the Americas."

The *Financial Times* newspaper had an average U.S. circulation of more than 124,000 in 2001, and FT.com, the world's most popular audited business website, has 685,000 unique users in the U.S. - 25% of its 2.7 million global monthly unique users.

John Marcom began his career as a journalist for *The Wall Street Journal* in London, New York and Tokyo. He will work closely with Lionel Barber, U.S. Managing Editor of the *Financial Times*, and will take up his post in May.

Notes

The Financial Times aims to provide a broad range

of business information and services to the growing audience of internationally minded business people, including:

- The Financial Times newspaper, the world's only daily newspaper concentrating on international business. The FT is recognised around the world for its authority, integrity and accuracy. Since 1997, the FT's US circulation has jumped from 38,000 to more than 124,000. Over that period, the FT has broken a series of major exclusive stories and established itself as the leading source of daily international business news in the U.S.

- FT.com, the world's leading global business Web site and the online partner of the Financial Times. Combining the values and expertise of the Financial Times newspaper with the immediacy and interactivity of the Internet, FT.com provides a global perspective of business, finance, politics and economics, as well as lifestyle and the arts. FT.com garners more than 55 million monthly page views from more than 2.7 million unique monthly visitors.

- The FT's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data.

- FT Interactive Data is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

- FT Business produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

- The Financial Times also has a stake in a number of joint ventures, including;
  1. FTSE International, a joint-venture with the London Stock Exchange.
  2. Vedomosti, Russia's leading business

newspaper and a partnership venture with Dow Jones and Independent Media
3. A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
4. A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs magazine.

The Financial Times is part of Pearson plc, the international media group.

Further information

New York: Gregory Roth 1-212-641-6611
London: Joanna Manning-Cooper 44-207-873-4447

PRESS RELEASES


PRESS

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NICHOLAS EVANS, THE INTERNATIONALLY-ACCLAIMED NEW YORK TIMES BESTSELLING AUTHOR, AGREES TO PUBLISH HIS NEXT TWO NOVELS WITH PENGUIN PUTNAM INC.

14-05-2002

Nicholas Evans is Reunited with Original Publisher and Editor, Carole Baron

New York, New York, May 14, 2002...Nicholas Evans, the internationally-acclaimed, New York Times bestselling author, has agreed to publish his next two novels with Penguin Putnam Inc., it was announced today by Carole Baron, President of both the Dutton and G. P. Putnam's Sons imprints. Penguin Putnam Inc. has acquired the rights to publish both books in hardcover and paperback. The first one, not yet titled, will be published by G.P. Putnam's Sons in hardcover in 2004.

To date, Mr. Evans has written three books, all of which have been critically acclaimed New York Times bestsellers in both hardcover and paperback. From his unique point of view he has written about real people against the epic grandeur of the American West. His books are published in more than 20 countries and 35 languages. His first novel, The Horse Whisperer, became an instant publishing phenomenon when it was released in hardcover in 1995. It held the #1 position on bestseller lists around the world, including The New York Times, where it remained on The New York Times bestseller list for over 58 weeks and achieved the #1 spot faster than any other first novel in history. Robert Redford went on to produce, direct, and star in The Horse Whisperer in 1998, when the book once again reached #1 on The New York Times and other bestseller lists internationally.

Mr. Evans' most recent novel, The Smoke Jumper, which was published in August 2001 and topped The New York Times hardcover bestseller list for 7 weeks, once again capturing the imagination of readers everywhere. The paperback edition is scheduled for publication later this year. Prior to that Mr. Evans' penned The Loop in 1998, which was also a New York Times bestseller. All

combined, there are over 25 million copies of his books in print around the world.

Carole Baron commented, "I am elated to be reunited with Nick. Ever since I read The Horse Whisperer, I have been enthralled by his stories. He's an extraordinary talent and a master storyteller. I am proud to have him join our Penguin Putnam family."

Nicholas Evans commented, ""It's wonderful to have the chance to work again with Carole. It was she who originally had faith in me as a first-time novelist. Her guidance as editor and publisher has made a crucial contribution to my writing."

Nicholas Evans was born and grew up in Worcestershire, England. He studied law at Oxford University, graduating with first class honors, then worked as a journalist for three years on the Evening Chronicle in Newcastle-upon-Tyne. He then moved into television, producing films about US politics and the Middle-East for a weekly current affairs program called Weekend World. It was during this time that he traveled a lot and got to know the United States.

In 1982 he started to produce arts documentaries about famous writers, painters, and film-makers, several of which won international awards (films about David Hockney, Francis Bacon, Patricia Highsmith). In 1983 he made a film about the great British director David Lean (Lawrence of Arabia, Doctor Zhivago, etc.). Lean became a friend and mentor and persuaded Evans to switch from fact to fiction.

For the next ten years, Evans wrote and produced a number of films for television and the cinema. In 1993 he met a blacksmith in the far South-West of England who told him about horse whisperers – people who have the gift of healing traumatized horses. Evans started work on what was to be his first novel.

Nicholas Evans is represented by Caradoc King at AP Watt Literary Agency in London.

Notes

Penguin Putnam Inc. is the U.S. affiliate of the internationally renowned Penguin Group. Penguin Putnam is one of the leading U.S. adult and children's trade book publishers, owning a wide range of imprints and trademarks including Berkley Books, Dutton, Frederick Warne, G. P. Putnam's Sons, Grosset & Dunlap, New American Library, Penguin, Philomel, Plume, Riverhead Books and

Viking, among others. The Penguin Group is part of Pearson (FTSE: PSON; NYSE: PSO). Pearson is an international media company with market leading businesses in education, business information and consumer publishing. For more information, visit www.pearson.com.

Contact:

Marilyn Ducksworth
Senior Vice President, Corporate Communications
212-366-2564

Bob Cavosi
Manager, Corporate Communications
212-366-2687

David Hakensen
Vice President, Public Relations
Phone: 952-829-3040

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Pearson plc

2. Name of director

David Charles Maurice Bell

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director's holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Not notified

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of 272 options under the Company's worldwide save for shares plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

10 May 2002

18. Period during which or date on which exercisable

1 August 2005 – 31 January 2006

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

272 options over Ordinary Shares of 25 pence each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

696 pence

22. Total number of shares or debentures over which options held following this notification

200,080

23. Any additional information

Company's all employee share plan

24. Name of contact and telephone number for queries

Jo Bootle, Share Plans Manager 020 7411 2252

25. Name and signature of authorised company official responsible for making this notification

Stephen Jones, Deputy Secretary

Date of Notification

13 May 2002